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                                                    This filing is made pursuant
                                                         to Rule 424(b)(3) under
                                                           the Securities Act of
                                                         1933 in connection with
                                                      Registration No. 033-49082

Upper right corner of Prospectus cover:

For supplemental information regarding AVANIR Pharmaceuticals (formerly LIDAK Pharmaceuticals) since this Prospectus was prepared, see Prospectus Supplements dated May 3, July 29 and November 30, 1999, which are attached to the back page of this Prospectus beginning on Page S-1. The latest Prospectus Supplement describes the extension of the expiration date of the outstanding Class D Warrants and updates you regarding our new drug application with the U.S. Food and Drug Administration, the listing of our Class A Common Stock on the OTC Bulletin Board, legal proceedings and financing transactions.

                             AVANIR PHARMACEUTICALS

                  SUPPLEMENT TO PROSPECTUS DATED APRIL 29, 1999
                         AND PREVIOUS SUPPLEMENTS DATED
                          MAY 3, 1999 AND JULY 29, 1999

                                NOVEMBER 30, 1999

Extension of the Expiration Date of Class D Warrants:

     On September 28, 1999, we extended the expiration date of the outstanding Class D Warrants to December 31, 1999.

Status of New Drug Application for Docosanol 10% Cream:

         On November 3, 1999, the U.S. Food and Drug Administration (FDA) informed us that our clinical data submitted with our amended new drug application in March 1999 would be sufficient to approve docosanol 10% cream as an over-the-counter (OTC) product, provided that no serious discrepancies are found in the FDA's audit of one of our clinical study sites. The FDA's audit has been scheduled for early December 1999 at one of our European clinical study sites. The FDA also stated that it considers docosanol 10% cream to be an OTC product and directed us to prepare and submit OTC labeling for review by the FDA.

AVANIR Class A Common Stock Trades on the OTC Bulletin Board:

     On September 20, 1999, our Class A Common Stock began trading on the OTC Bulletin Board. On September 17, 1999 a Nasdaq Listing Qualifications Panel notified us that our stock was being de-listed from trading on the Nasdaq National Market System following our announcement the previous day of an FDA action letter, which sought additional clinical data for our new drug application. While the FDA later reversed its decision as mentioned in this prospectus supplement, it was substantially after the deadline to appeal Nasdaq's decision.

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Update to Legal Proceedings:

     On October 13, 1999, a San Diego Superior Court jury determined that we had been damaged by David H. Katz' breaches of his fiduciary duties as a former director and officer of AVANIR, and the jury awarded to us $9 million in compensatory damages. The jury also found that Dr. Katz had been damaged by AVANIR's public statements regarding the reasons for the termination of his employment as the president and chief executive officer, awarding him damages in the amount of $6.7 million. The net of the two awards of damages is favorable to AVANIR by $2.3 million.

     The Court still must resolve four additional claims between AVANIR and Dr. Katz, which are scheduled for hearing on December 6, 1999. We are unable to give any assurance that Dr. Katz will not appeal the decision of the Court, or that he will not seek other claims against AVANIR in the future on other matters. However, AVANIR intends to defend vigorously any lawsuit that Dr. Katz may bring against us in the future.

Update to Financing Transactions:

     AVANIR received $750,000 on November 24, 1999 and an additional $750,000 on November 29, 1999, representing a total of $1.5 million in bridge loan financing from two financial institutions. The financing was structured as an 18-month convertible debenture, with conversion rights beginning on the 101st day after the issuance date. The interest rate on the debentures is 11% payable quarterly in arrears. In connection with the financing transaction, we issued the lenders warrants to purchase an aggregate of 584,112 shares of Class A Common Stock at an exercise price of $1.284 per share.

     The loan agreement permits AVANIR to pay back the principal and accrued interest within the first 100 days from the date of issuance of the debentures before the lenders have a right to convert the debentures into shares of Class A Common Stock. Beginning on the 101st day after the issuance date, the lenders will have a right to convert the debt and accrued interest into shares of Class A Common Stock at a conversion rate of 90% of the market price per share of the Class A Common Stock as defined in the loan agreement.

     Two-thirds of the warrants vested on the date of issuance. The remaining one-third of the warrants become exercisable only if the debentures have not been redeemed in full by AVANIR within the first 100 days from the date of issuance of the debentures.

     The purpose of the bridge loan financing is to provide sufficient working capital for AVANIR to sustain operations as it continues its efforts to license the marketing rights to docosanol 10% cream to a pharmaceutical company having substantial OTC marketing experience, in return for receiving a license fee and royalties.